September 27, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attn:       Angela Crane, Branch Chief

                Andri Boerman, Staff Accountant

                Mail Stop 6010

RE:         MOCON, Inc.

                Form 10-K for the Year Ended December 31, 2006

                Form 10-Q for the Quarter Ended June 30, 2007

                File No. 000-09273

Dear Ms. Crane:

The following information is supplied in response to the information requests made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 14, 2007 (the “Comment Letter”) regarding MOCON’s annual report on Form 10-K for the year ended December 31, 2006 and quarterly report on Form 10-Q for the quarter ended June 30, 2007.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated September 14, 2007.  For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of our corresponding responses.

Form 10-Q for the quarter ended June 30, 2007

Consolidated Statements of Income — page 2

1.             Comment:

We see that you have recorded gains on sales of fixed assets and the gain on the sale of Lab Connections as a part of “other income”, which is non-operating income.  Please reclassify these within operating activities in future filings, or tell us in detail why classification as a non-operating activity is appropriate.  Your explanation should include a discussion of the nature and material components that comprise each amount and why these charges do not relate to your operating activities.  See paragraph 45 of SFAS 144.

Response:

We agree that the classification of these gains falls under the guidance of paragraph 45 of SFAS 144, and agree to reclassify these gains within operating activities in future filings.

Consolidated Statement of Cash Flows — page 3

2.             Comment:

It appears that your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because your use of the indirect method of determining cash flows from operating activities adjusts net income from continuing operations rather than net income as required by SFAS 95, paragraph 28.  Please revise future filings as necessary or tell us why your presentation complies with GAAP.

Response:

We agree that paragraph 28 of SFAS 95 states that net cash flow from operating activities should be reported by adjusting net income to reconcile it to net cash flow from operating activities.

We will revise future filings to report cash flows from operating activities in accordance with paragraph 28 of SFAS 95.

Note1.  Consolidated Financial Statements — page 4

Prior Period Revisions — page 5

3.             Comment:

We note your disclosure that you reclassified amounts related to earn-out payments that were previously reported as components of cash flow from operations to cash flow from investing activity.  We also note that you adjusted goodwill by earn-out payments of $454,718 in fiscal year 2006 and recorded this as cash flow from investing activities.  Please clarify and include a discussion as to how these corrections had no effect on your related balance sheets.  Also tell us in detail why the current classification as investing is appropriate.  Your explanation should include a discussion of how you concluded the restatement of prior year financial statements was not necessary.  Cite any authoritative literature upon which you relied.

Response:

The classification of earn-out payments noted above relates to the purchase of our German subsidiary (Lippke) in January, 2004.  The purchase consideration included an initial cash payment and additional minimum guaranteed future earn-out payments in each of the subsequent three years based upon the subsidiary’s financial results.

As part of the purchase transaction we recorded goodwill and an earn-out payable based upon the estimated present value of the three annual minimum earn-out payments as part of the initial purchase price.  On an annual basis, at the end of fiscal years 2004, 2005 and 2006, we adjusted the earn-out payable based on the subsidiary’s results for the year and the terms of the purchase agreement, and subsequently made these payments in the first quarter in each of the following respective years.  These adjustments to the earn-out payable were recorded as increases to goodwill in each of those years, as a result of the increases in purchase consideration payable by the Company.  The $454,718 increase to goodwill in 2006 resulted from increases in the earn-out payable recorded as of December 31, 2006, and paid in March 2007.

The reclassification of amounts from cash flow from operations to cash flows from investing activities was due to the incorrect classification of the change in the earn-out payable between periods.  We mistakenly reported the net change in the earn-out payable as an adjustment to reconcile net income to net cash provided by operating activities and failed to report the actual earn-out payment made as cash paid for acquisitions as a cash flow from investing activities.  The amount of the misstatement for the year ended December 31, 2006 was only $21,379.  As the earn-out payable and goodwill were correctly reported in each period, no correction to the previously reported balance sheets is necessary.

In determining whether or not to restate prior financial statements, we relied on the criteria set out in SAB 99 to help make the determination.  We applied both quantitative and qualitative measures to the misstatements in the cash flow statement in reaching our conclusion that the misstatements were not material.  We therefore concluded that revising prior period numbers in future filings along with detailed footnote disclosure was appropriate.

Note 9.  Stock-Based Compensation — page 9

4.             Comment:

There does not appear to be any basis or context in GAAP for computing the per share effects of a form of compensation after the year of adoption of SFAS 123(R).  Accordingly, in future filings please remove share-based compensation effects on earnings per share from the financial statements or tell us why such presentation is appropriate.

Response:

We agree that paragraph 84 of SFAS 123(R) states that the effect of adopting this standard on basic and diluted earnings per share needs to be presented in the period of adoption only.

Therefore, we will remove the effects of share-based compensation on earnings per share in all future filings.

In connection with this response to your comments, the Company acknowledges the following:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at 763 493-7217 to discuss any further questions or comments you might have.

Sincerely,

/s/ Darrell B. Lee

Darrell B. Lee

Vice President and Chief Financial Officer

MOCON, Inc.